Exhibit 99.1

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

Notice of 2024 Annual General Meeting of Shareholders

To Be Held on October 8, 2024, at 10:00 a.m. ET

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Meeting”) of the holders of the Class A ordinary shares and Class B ordinary shares (collectively, the “ordinary shares”) of Golden Sun Health Technology Group Limited (the “Company”) will be held at Room 503, Building C2, No. 1599 Xinjinqiao Road, Pudong New Area, Shanghai, China, on October 8, 2024, at 10:00 a.m. ET with the ability given to the shareholders to join virtually. Registered shareholders, as well as duly appointed proxyholders, will be able to attend, participate and vote at the Meeting via live audio webcast at www.virtualshareholdermeeting.com/GSUN2024. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Company’s current amended and restated memorandum and articles of association.

The Meeting and any or all adjournments thereof will be held for the following purposes:

1.	to re-elect Mr. Xueyuan Weng as a director of the Company to hold office until the next annual general meeting;

2.	to re-elect Mr. Liming Xu as a director of the Company to hold office until the next annual general meeting;

3.	to re-elect Ms. Peilin Ji as a director of the Company to hold office until the next annual general meeting;

4.	to re-elect Mr. Yidong Hao as a director of the Company to hold office until the next annual general meeting;

5.	to re-elect Mr. Zhenghua Yu as a director of the Company to hold office until the next annual general meeting;

6.	to re-elect Mr. Xiao Jin as a director of the Company to hold office until the next annual general meeting;

7.	to re-elect Mr. Xijing Xu as a director of the Company to hold office until the next annual general meeting;

8.	to ratify the appointment of AssentSure PAC as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2024;

9.	to ratify and confirm that effective from the Company’s date of incorporation, the financial year of the Company shall end on September 30 in each year and begin on October 1 in each year; and

10.	to consider any other business properly presented at the Meeting.

The foregoing items of business are described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the shareholders vote “FOR” for all the items.

The Board has fixed the close of business on August 7, 2024 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof. The notice of the Meeting, this proxy statement, and the proxy card will be first sent or made available to shareholders on or about September 10, 2024.

Management is soliciting proxies. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their ordinary shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and submit it (i) online at www.proxyvote.com, or (ii) by mail to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

For the proxy to be valid, the duly completed and signed form of proxy must be received on or before 11:59 p.m. Eastern Time the day before the date of the Meeting or any adjournment of the Meeting. For the avoidance of doubt, a Shareholder who is entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of that Shareholder. The appointed proxy need not be a shareholder of the Company.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY ON THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By Order of the Board of Directors,

/s/ Xueyuan Weng
Xueyuan Weng

Chief Executive Officer, Director, and Chairman of the Board of Directors

Shanghai, China
September 10, 2024

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

Annual General Meeting of Shareholders

October 8, 2024

10:00 a.m. ET

PROXY STATEMENT

The board of directors (the “Board”) of Golden Sun Health Technology Group Limited (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting”) of the Company to be held on October 8, 2024 at 10:00 a.m. ET. The Company will hold the Meeting at Room 503, Building C2, No. 1599 Xinjinqiao Road, Pudong New Area, Shanghai, China, and shareholders will be able to attend in person and via live audio webcast online at www.virtualshareholdermeeting.com/GSUN2024. Shareholders will have equal opportunity to participate at the Meeting and engage with the directors, management, and other shareholders of the Company online, regardless of their geographic location.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting in real time. Beneficial shareholders who hold their ordinary shares of the Company (the “ordinary shares”) through a broker, investment dealer, bank, trust corporation, custodian, nominee, or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guest and view the webcast, but will not be able to participate in or vote at the Meeting.

Only holders of the ordinary shares of the Company of record at the close of business on August 7, 2024 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. One or more members holding ordinary shares that represent not less than one-third (1/3) of the outstanding ordinary shares carrying the right to vote at the Meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Holders of Class A ordinary shares and Class B ordinary shares shall at all times vote together as one class on all resolutions submitted to a vote. Each Class B ordinary share shall entitle the holder thereof to five (5) votes on all matters subject to vote at the Meeting, and each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at the Meeting.

After carefully reading and considering the information contained in this proxy statement, including the annexes, please vote your shares as soon as possible so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of August 7, 2024, for:

●	each person known to us to own beneficially more than 5% of our ordinary shares;

●	each of our directors and executive officers who beneficially own our ordinary shares; and

●	all of our directors and executive officers as a group.

As of August 7, 2024, the percentage of beneficial ownership for holders of Class A ordinary shares is based on 1,577,944 Class A ordinary shares issued and outstanding and the percentage of beneficial ownership for holders of Class B ordinary shares is based on 403,000 Class B ordinary shares issued and outstanding, both of which classes of ordinary shares exclude unvested restricted shares. On all matters subject to vote at general meetings of the Company, the holders of Class A ordinary shares are entitled to one vote per share and the holders of Class B ordinary shares are entitled to five votes per share.

Name	Number of Class A ordinary shares	Number of Class B ordinary shares	Percentage of beneficial ownership*	Percentage of aggregate voting power (%)** **
Directors and Executive Officers (1)
Xueyuan Weng, CEO and Director		403,000	20.3%	56.1%
Yunan Huang, CFO	39,000		2%	1.1%
Liming Xu (3)	65,000	-	3.3%	1.9%
Peilin Ji (2)	208,000	-	10.5%	5.8%
Yidong Hao	-	-	-	-
Zhenghua Yu	-	-	-	-
Xiao Jin	-	-	-	-
Xijing Xu	-	-	-	-
All executive officers and directors of the company as a group (7 persons)(4)	312,000	403,000	36.1%	64.9%
5% and Greater Shareholders
Xueyuan Weng, CEO and Director No.8, Gaotian Road, Hongdian Street, Lucheng District, Wenzhou City, Zhejiang Province, China		403,000	20.3%	56.1%
Well Joy International Investment Limited (2) Room 101, No. 41, Shiguangsan Village, Yangpu District, Shanghai, China	208,000		10.5%	5.8%

Note: Shares of executive officers and directors less than 1% of outstanding shares and shares of shareholders less than 5% of outstanding shares are not shown.

*	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our outstanding Class A ordinary shares and Class B ordinary shares as a single class.

**	Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of Class B ordinary shares is entitled to five votes per share, and while on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders.

(1)	Unless otherwise indicated, the address of such individual is c/o Room 503, Building C2, No. 1599 Xinjinqiao Road, Pudong New Area, Shanghai, China.

(2)	Peilin Ji is the 100% owner of Well Joy International Investment Limited that holds 208,000 Class A ordinary shares.

(3)	Liming Xu is the 100% owner of Ever Loyal Industrial Limited that holds 65,000 Class A ordinary shares.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

PROPOSALS TO BE VOTED ON

At the Meeting, ordinary resolutions will be proposed as follows:

1.	to re-elect Mr. Xueyuan Weng as a director of the Company to hold office until the next annual general meeting;

2.	to re-elect Mr. Liming Xu as a director of the Company to hold office until the next annual general meeting;

3.	to re-elect Ms. Peilin Ji as a director of the Company to hold office until the next annual general meeting;

4.	to re-elect Mr. Yidong Hao as a director of the Company to hold office until the next annual general meeting;

5.	to re-elect Mr. Zhenghua Yu as a director of the Company to hold office until the next annual general meeting;

6.	to re-elect Mr. Xiao Jin as a director of the Company to hold office until the next annual general meeting;

7.	to re-elect Mr. Xijing Xu as a director of the Company to hold office until the next annual general meeting;

8.	to ratify the appointment of AssentSure PAC as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2024;

9.	to ratify and confirm that effective from the Company’s date of incorporation, the financial year of the Company shall end on September 30 in each year and begin on October 1 in each year; and

10.	to consider any other business properly presented at the Meeting.

THE BOARD RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS NO. 1–8.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so at the Meeting. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their ordinary shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out therein and in this proxy statement and vote it (i) online at www.proxyvote.com, or (ii) by mail to: Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to Nasdaq’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our annual report to shareholders by visiting the “SEC Filings” heading under the “Financial & Filings” section of the Company’s website at http://www.jtyjyjt.com. If you want to receive a paper or email copy of the Company’s annual report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations Contact of the Company, at tina.xiao@ascent-ir.com.

PROPOSALS NO. 1 THROUGH NO. 7

RE-ELECTION OF CURRENT DIRECTORS

The Board currently consists of seven members, who will seek re-election at the Meeting.

The Company’s nominating and corporate governance committee recommends, and the Board concurs, that the seven current directors be re-elected.

Each director to be re-elected will hold office until the next annual general meeting of shareholders or until his or her appointment is otherwise terminated in accordance with the articles of association of the Company.

DIRECTORS FOR RE-ELECTION

Mr. Xueyuan Weng has served as a director of the Company since its inception in September 2018, the executive director of Golden Sun Wenzhou since October 2018, the chief executive officer of Chongwen Middle School since August 2018, the executive director of Yinuo Education Technology Co., Ltd., a technology company servicing the education sector since November 2017, the executive director of Gongyu Education since September 2017, the chairman of Golden Sun Hong Kong since June 2017, the executive director of Shanghai Golden Sun Education Technology Co., Ltd., a technology company focuses on the development of education software and computer software, since December 2015, the chief executive officer of Ouhai Art School since March 2015, the chairman of Golden Sun Shanghai since November 2013, the supervisor of Wenzhou Kunlong Industrial Co., Ltd., a company that intends to engage in the research and development of educational device and computer software, since April 2010 and the chairman of the board of supervisors of Yangfushan Tutorial since April 2008. Prior to joining the Company, Mr. Weng served as the chairmen of Wenzhou New Thought Education Group from September 2000 to August 2008. He served as the chairman of Wenzhou New Century School from September 1997 to August 2000. Prior to that, he worked at various local middle schools and the local government in Whenzhou from 1986 to 1997. Mr. Weng received and EMBA degree from Macau University of Science and Technology in 2009 and graduated from Wenzhou Teachers College with a major in Political Science in 1986.

Mr. Liming Xu has served as the Company’s director since November 10, 2020. He has also served as the chairman of the board of directors of Hongkou Tutorial since May 2014. From May 2002 to April 2014, Mr. Xu served as the principal of Shanghai Huangpu Youth Continuing Education School. He has over 35 years of experience as an educator and in managing schools. He received a bachelor’s degree in physics from Jiangxi Normal University in 1984.

Ms. Peilin Ji has served as the Company’s director since November 10, 2020. Since January 2013, she has invested in various companies in the restaurant and education industries. She has been engaging in various investment activities since 2007. Previously, she was the business operator for Shanghai Sports Lottery from January 2004 to September 2006, and Yangpu district night market from February 1987 to December 2003. She graduated from Tongji High School in 1975.

Mr. Yidong Hao is an independent director of the Company. He has served as the financial director of Haomu (Shanghai) Energy Conservation Technology Co., Ltd., since June 2017, and served as the financial director of Shanghai Huayuan Magnetic Industry Co., Ltd. from February 2015 to June 2017. Mr. Hao graduated from Nankai University in China in 1997, majoring in accounting, and received his master’s degree in software engineering from Fudan University in China in 2015.

Mr. Zhenghua Yu served as the financial manager of Jiangxi Chemical Fiber Co., Ltd. from July 1997 to October 2008. From November 2008 to September 2015, he served as the financial manager of Shanghai Hanbang Marketing and Planning Co., Ltd. Since October 2015, he has served as the senior audit manager at Shanghai Huajun Certified Public Accountants Co., Ltd. Mr. Yu graduated from Jiangxi University of Finance and Economics in 1997, majoring in Corporate Accounting.

Mr. Xiao Jin has been serving as the Chief Financial Officer (“CFO”) for Hebron Technologies Limited since September 2018. Previously, he served as the CFO for Lanzhou Heshengtang Pharmaceutical Co., Ltd. from November 2014 to September 2018, for Zhejiang Hebron Control Engineering Technology Co., Ltd. from May 2012 to October 2014, and for Zhejiang Juneng Lesi Pharmaceutical Co., Ltd. from April 2002 to April 2012. From March 2001 to March 2002, he served as an audit manager at Juneng Industrial Co., Ltd. From August 1999 to March 2001, he served as a finance manager at Lanzhou Juneng Trading Co., Ltd. From July 1985 to July 1999, he served as an accountant at Lanzhou Friendship Hotel Co., Ltd. He graduated from Lanzhou Commercial School, China in 1985, majoring in accounting, and received an EMBA in Business Administration from Shanghai Jiaotong University in 2011. Mr. Xiao Jin serves as a director of the Company, as well as a member of each of our audit committee and compensation committee.

Mr. Xijing Xu has been serving as a general manager of Hangzhou Langte Technology Co., Ltd since April 2014. Previously he was a manager and a shareholder at Anhui Fengyang Changsheng Mining Industry from August 2008 until May 2011, a marketing manager at Hangzhou Fengmo Investment Co., Ltd. From August 2003 until July 2008, a Marketing Department 2 supervisor at Hangzhou Zhengda Textile Co., Ltd. From May 2000 until June 2003, and a business supervisor at Shanghai JiaoTong University from June 1997 until March 2000. Mr Xijing Xu attended Northeast Agricultural University Law from July 2004 until July 2006. He is an independent director under the applicable rules and regulations of the Securities and Exchange Commission and rules of Nasdaq.

EXECUTIVE OFFICERS

All officers serve at the direction of our Board, which elects our officers.

Our executive officers are Mr. Xueyuan Weng, our Chief Executive Officer and Chairman of the Board (see above) and Yunan Huang, our Chief Financial Officer.

Ms. Yunan Huang has served as the chief financial officer of the Company since September 2020. From July 2010 to December 2019, she served as the deputy general manager and board secretary of Guangdong Guixin Electronics Technology Co., Ltd., a Guangzhou-based semiconductors company. From July 2009 to July 2010, she served as the assistant to the chairman of Qiaojiangnan Co., Ltd., a Beijing-based restaurant services and management company. Ms. Huang received an MBA from the National University of Singapore in 2008, an MBA from Beijing University in 2009, and a bachelor’s degree in international business English from Guangdong University of Foreign Studies. She holds a Certified Management Accountant Certification by the American Institute of Certified Public Accountants and a Chartered Global Management Accountant Certification by the Chartered Institute of Management Accountants.

On August 1, 2024, Ms. Yunan Huang submitted her resignation as Chief Financial Officer of the Company, with her resignation effective on September 1, 2024.

Following Ms. Yunan Huang’s resignation, the Board appointed Ms. Sun Yu as the new Chief Financial Officer of the Company, effective September 1, 2024.

Ms. Sun Yu has been serving as a financial director at Zhejiang Golden Sun Education Technology Group Co., Ltd. since August 2018. Previously, she served as a financial manager at Wenzhou New Thinking Education Group from 2015 until 2018, as a finance and audit manager at Wenzhou Shengye Certified Public Accountants from 2007 until 2015, as a financial manager at Wenzhou Huolun Light Industry Manufacturing Co., Ltd. From 2003 until 2006, as an accounting officer at Zhejiang Tetao Group Co., Ltd. from 1998 until 2003 and from 1992 until 1993, and as an accounting supervisor at Wenzhou Henghui Machinery Equipment Co., Ltd. From 1993 until 1998. Ms. Sun Yu attended Wuhan University of Technology, majoring in accounting, from 2004 until 2007.

THE BOARD AND BOARD COMMITTEES

As of the date of this report, our Board consists of seven directors, three of whom are “independent” within the meaning of the corporate governance standards of the Nasdaq listing rules and meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

Composition of Board; Risk Oversight

Our Board presently consists of seven directors. Pursuant to our memorandum and articles of association, our officers will be elected by and serve at the discretion of the Board. Our directors may be appointed by Ordinary Resolution or by the directors and shall hold office for a term expiring at the Company’s next-following annual general meeting, unless they are removed or resign earlier pursuant to our Amended and Restated Memorandum and Articles of Association. A Director may retire from office as a Director by giving notice in writing to that effect to the Company at the registered office, which notice shall be effective upon such date as may be specified in the notice, failing which upon delivery to the registered office. A Director will be terminated if he (i) is prohibited by the law of the Cayman Islands from acting as a Director, (ii) is made bankrupt or makes an arrangement or composition with his creditors generally; (iii) resigns his office by notice to the Company, (iv) only held office as a Director for a fixed term and such term expires; (v) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a Director, (vi) is given notice by the majority of the other Directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such Director), (vii) is made subject to any law relating to mental health or incompetence, whether by court order or otherwise, (viii) without the consent of the other Directors, is absent from meetings of Directors for a continuous period of six months. A director may also be removed by Ordinary Resolution. There are no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of, the Board. Our Board holds meetings on at least a quarterly basis. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

There is no formal requirement under the Company’s Amended and Restated Memorandum and Articles of Association mandating that we hold an annual meeting of our shareholders.

As a smaller reporting company under the Nasdaq rules we are required to maintain a board of directors comprised of at least a majority of independent directors, and an audit committee of at least two members, comprised solely of independent directors who also meet the requirements of Rule 10A-3 under the Securities Exchange Act of 1934. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting.

Our Board plays a significant role in our risk oversight and makes all relevant Company decisions. As a smaller reporting company with a small Board, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Director Independence

Our Board has reviewed the independence of our directors, applying the Nasdaq independence standards. Based on this review, the Board determined that each of Zhenghua Yu, Yidong Hao, Xijing Xu, and Xiao Jin, and are “independent” within the meaning of the Nasdaq rules. In making this determination, our Board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act (Revised) of the Cayman Islands imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however, the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our articles of association. We have the right to seek damages if a duty owed by any of our directors is breached.

The functions and powers of our Board include, among others:

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of the company and mortgaging the property of the company; and

●	maintaining or registering a register of mortgages, charges, or other encumbrances of the company.

Our company has the right to seek damages if a duty owed by our Directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the Board. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly elected or such time as they die, resign or are removed from office in accordance with our Amended and Restated Memorandum and Articles of Association. A director will be removed from office automatically if (i) is prohibited by the law of the Cayman Islands from acting as a Director, (ii) is made bankrupt or makes an arrangement or composition with his creditors generally; (iii) resigns his office by notice to the Company, (iv) only held office as a Director for a fixed term and such term expires; (v) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a Director, (vi) is given notice by the majority of the other Directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such Director), (vii) is made subject to any law relating to mental health or incompetence, whether by court order or otherwise, (viii) without the consent of the other Directors, is absent from meetings of Directors for a continuous period of six months. A director may also be removed by Ordinary Resolution.

Board Committees

We have established three committees under the Board: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each of the committees of the Board has the composition and responsibilities described below.

Audit Committee

Our audit committee consists of Yidong Hao and Zhenghua Yu and Xiao Jin. Yidong Hao is the chairperson of our audit committee. We have determined that Yidong Hao, Zhenghua Yu and Xiao Jin satisfy the “independence” requirements of the Nasdaq listing rules under and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Yidong Hao qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

Our compensation committee consists of Yidong Hao, Zhenghua Yu, and Xiao Jin. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee.

Our nominating and corporate governance committee consists of Zhenghua Yu, Yidong Hao, and Xijing Xu. Zhenghua Yu is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the Board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our Board or for appointment to fill any vacancy;

●	reviewing annually with our Board its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our Board on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Shareholder Communications with Directors

We have no formal written policy regarding communication with the members of the Board. Persons wishing to write to the Board or to a specified director or committee of the Board should send correspondence to the Secretary at our main office. Electronic submissions of shareholder correspondence will not be accepted. The Secretary will forward to the directors all communications that, in his judgment, are appropriate for consideration by the directors. Any correspondence received that is addressed generically to the Board will be forwarded to the Chairman of the Board, with a copy will be sent to the Chairman of the Audit Committee.

Interested Transactions

A Director shall not, as a Director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise then by virtue of his interests, direct or indirect, in Shares or debentures or other securities of, or otherwise in or through, the Company) and if the Director shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a)	the giving of any security, guarantee or indemnity in respect of:

(i)	money lent or obligations incurred by him or by any other person for the benefit of the Company or any of its subsidiaries; or

(ii)	a debt or obligation of the Company or any of its subsidiaries for which the Director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b)	where the Company or any of its subsidiaries is offering securities in which offer the Director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the Director is to or may participate;

(c)	any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one per cent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purposes of this Article 19.1 to be a material interest in all circumstances);

(d)	any act or thing done or to be done in respect of any arrangement for the benefit of the employees of the Company or any of its subsidiaries under which he is not accorded as a Director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e)	any matter connected with the purchase or maintenance for any Director of insurance against any liability or (to the extent permitted by the Law) indemnities in favor of Directors, the funding of expenditure by one or more Directors in defending proceedings against him or them or the doing of any thing to enable such Director or Directors to avoid incurring such expenditure.

Remuneration and Borrowing

The directors may receive such remuneration as our Board may determine from time to time, unless the remuneration is otherwise determined by ordinary resolution passed by shareholders. Every director may be remunerated by the Company for the services he provides for the benefit of the Company, whether as director, employee or otherwise, and shall be entitled to be paid for the expenses incurred in the Company’s business including attendance at directors’ meetings. Remuneration may take any form and may include arrangements to pay pensions, health insurance, death or sickness benefits, whether to the director or to any other person connected to or related to the director. Unless the Board determines otherwise, a director is not accountable to the Company for remuneration, or other benefits received from any other company which is in the same group as the Company or which has common shareholdings.

Our Board may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings, property or assets both present and future and uncalled capital, or any part thereof, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or its parent undertaking (if any) or any subsidiary undertaking of the Company or of any third party.

Qualification

A director is not required to hold ordinary shares as a qualification to office. However, a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

EXECUTIVE COMPENSATION

For the fiscal years ended December 31, 2023 and 2022, we paid an aggregate of approximately $235,660 and $205,908, respectively, in cash to our executive officers, $18,387 and $26,562, respectively, to our non-executive directors.

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the year ended September 30, 2023, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

Summary Compensation Table

Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total (US$)
Xueyuan Weng (CEO and Executive Director)	2023	52,638	-	-	-	-	-	-	52,638
Yunan Huang (CFO)	2023	125,456	-	975,000	-	-	-	-	1,100,456
Xiaoyi Wang (COO)	2023	22,838	-	-	-	-	-	-	22,838
Liming Xu (Executive Director)	2023	26,880	-	-	-	-	-	-	26,880

Compensation of Independent Directors

For the fiscal year 2023, we compensated our independent directors an aggregate of $142,560 in cash for their services.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to such employment agreements, we have agreed to employ each of our executive officers for a specified time period, which agreements may be renewed upon both parties’ agreement 60 days before the end of the current employment term, and payment of cash compensation and benefits shall become payable when the Company becomes a public reporting company in the US. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer agrees to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation Recovery Policy

In accordance with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Exchange Act Rule 10D-1, and the listing standards of The Nasdaq Stock Market (the “Nasdaq”), the Company’s Board has adopted a Compensation Recovery Policy, effective as of December 1, 2023.

Code of Ethics

We have adopted a code of ethics that applies to all of our executive officers, directors and employees. The code of ethics codifies the business and ethical principles that govern all aspects of our business. Our code of business conduct and ethics is publicly available on our website.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

PROPOSAL No. 8

RATIFICATION OF THE APPOINTMENT OF ASSENTSURE PAC

We are proposing to ratify the appointment of AssentSure PAC (“AssentSure”) as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2024. The Audit Committee of the Board has appointed AssentSure to serve as the Company’s fiscal year 2024 independent registered public accounting firm. Although the Company’s governing documents do not require the submission of this matter to shareholders, the Board considers it desirable that the appointment of AssentSure be ratified by shareholders.

Audit services provided by AssentSure for fiscal 2024 will include the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

A representative of AssentSure is not expected to be present at the Meeting and therefore will not (i) have the opportunity to make a statement if they so desire or (ii) be available to respond to questions from shareholders.

If the appointment of AssentSure is not ratified, the Audit Committee of the Board will reconsider the appointment.

Change of independent registered public accounting firm during its two most recent fiscal years

On November 22, 2023, the Company appointed AssentSure as its independent registered public accounting firm, and terminated Marcum Asia CPAs LLP (“Marcum Asia”) as its independent registered public accounting firm, effective immediately. The appointment of AssentSure was made after careful consideration and evaluation process undertaken by the Company and was approved by the audit committee of the Board of the Company, as well as the Company’s Board. The Company’s decision to make this change was not the result of any disagreement between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Marcum Asia served as the Company’s independent registered public accounting firm October 27, 2022 to November 22, 2023. The audit report of Marcum Asia on the consolidated financial statements of the Company as of and for the fiscal year ended September 30, 2022 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, scope of accounting principles. In connection with the audit of the Company’s consolidated financial statements for the fiscal year ended September 30, 2022, and in the subsequent interim period through November 22, 2023, there were no disagreements with Marcum Asia on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of Marcum Asia, would have caused Marcum Asia to make reference to such matters in its audit report. With regard to the Company’s internal control, Marcum Asia advised the Company of the following material weaknesses: (1) lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address certain accounting issues, and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements, and (2) for certain related party transactions, the Company did not have management review, approval, or related documentation in place. There were no other reportable events (as that term is described in Item 304(a)(1)(v) of Regulation S-K) during the fiscal year ended September 30, 2022, or in the subsequent period through November 22, 2023.

PROPOSAL NO. 9

RATIFICATION OF THE SEPTEMBER 30 FINANCIAL YEAR END

Shareholders are being asked to ratify and confirm that, effective from the Company’s date of incorporation, the financial year of the Company be on September 30 in each year and begin on October 1 in each year. This ratification will confirm that the fiscal year-end that has been in practice.

Article 21.3 of the Company’s current Amended and Restated Articles of Association states “[u]nless the Directors otherwise prescribe, the financial year of the Company shall end on 30 June in each year and begin on 1 July in each year.” On October 19, 2023 the Board passed unanimous written resolutions noting that the Company had been conducting business and operating its financial accounts on the basis that its financial year ends on 30 September in each year and begins on 1 October in each year; and accordingly the Board passed resolutions ratifying that: (a) effective from the Company’s date of incorporation, the financial year of the Company shall end on 30 September in each year and begin on 1 October in each year; and (b) the Company’s registered office service provider be authorised and instructed to make all necessary filings with the Registrar of Companies (Registrar) relating to the proceeding resolution to ensure the Registrar’s records correctly reflect the Company’s financial year end.

OTHER MATTERS

The Board is not aware of any other business that will be presented to the annual meeting. If any other business is properly brought before the annual meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxies.

RESOLUTIONS

The Board proposes to re-elect each of the seven current directors of the Company. The resolutions to be considered and voted upon at the Meeting are:

1.

Re-election of Mr. Xueyuan Weng as Director of the Company

IT IS HEREBY RESOLVED, as an ordinary resolution, that Mr. Xueyuan Weng be re-elected as a director of the Company to hold office until the next annual general meeting.

2.

Re-election of Mr. Liming Xu as Director of the Company

IT IS HEREBY RESOLVED, as an ordinary resolution, that Mr. Liming Xu be re-elected as a director of the Company to hold office until the next annual general meeting.

3.

Re-election of Ms. Peilin Ji as Director of the Company

IT IS HEREBY RESOLVED, as an ordinary resolution, that Ms. Peilin Ji be re-elected as a director of the Company to hold office until the next annual general meeting.

4.

Re-election of Mr. Yidong Hao as Director of the Company

IT IS HEREBY RESOLVED, as an ordinary resolution, that Mr. Yidong Hao be re-elected as a director of the Company to hold office until the next annual general meeting.

5.

Re-election of Mr. Zhenghua Yu as Director of the Company

IT IS HEREBY RESOLVED, as an ordinary resolution, that Mr. Zhenghua Yu be re-elected as a director of the Company to hold office until the next annual general meeting.

6.

Re-election of Mr. Xiao Jin as Director of the Company

IT IS HEREBY RESOLVED, as an ordinary resolution, that Mr. Xiao Jin be re-elected as a director of the Company to hold office until the next annual general meeting.

7.

Re-election of Mr. Xijing Xu as Director of the Company

IT IS HEREBY RESOLVED, as an ordinary resolution, that Mr. Xijing Xu be re-elected as a director of the Company to hold office until the next annual general meeting.

8.

Ratification of the appointment of AssentSure PAC as the Company’s independent registered public accounting firm

IT IS HEREBY RESOLVED, as an ordinary resolution, that AssentSure PAC be appointed as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2024.

9.

Ratification and confirmation that the financial year of the Company ends on September 30 and begins on October 1 in each year, effective from the Company’s date of incorporation.

IT IS HEREBY RESOLVED, as an ordinary resolution, that the financial year of the Company ends on September 30 and begins on October 1 in each year.

By order of the Board of Directors

/s/ Xueyuan Weng
Xueyuan Weng

Chief Executive Officer, Director, and Chairman of the Board of Directors

September 10, 2024